Exhibit 99.35

U.S. Silver Announces Q1 Earnings Release Date and Conference Call

TORONTO--(BUSINESS WIRE)--June 13, 2011--U.S. Silver Corporation (TSX-V: USA, US OTCQX: USSIF, Frankfurt: QE2) (“US Silver” or “the Company”) will announce its 1st quarter 2011 financial results at 7:00 am EST on Friday June 17th, 2011. Results will be discussed during an analyst and investor conference call with senior management on Friday June 17th at 11 am EST. A question and answer session will follow management’s presentation.

Conference Call Dial-In Details

Participants may join the call by dialing toll free 1-888-231-8191 or 647-427-7450 for calls from outside Canada and the US. Please dial in 15 minutes prior to the call to secure a line. The conference call will be archived for replay until Friday, June 24, 2011 at midnight. To access the archived conference call, please dial 1-800-642-1687 or 416-849-0833 and enter the reservation code 74702296.

US Silver has implemented a regular quarterly earnings conference call to provide an opportunity for investors and analysts to discuss the operating and financial results of the most recent quarter with senior management. The date and time of this year's second quarter call will be announced in early July, shortly after the end of the second quarter.

ABOUT U.S. SILVER CORPORATION

U.S. Silver, through its wholly owned subsidiaries, owns and/or operates the Galena, Coeur, Caladay and Dayrock silver-lead-copper mines in Shoshone County, Idaho, with the Galena mine being the second most prolific silver mine in US history. Total silver production from U.S. Silver's mining complex has exceeded 217 million ounces of silver production since 1953. U.S. Silver controls a land package now totaling approximately 14,000 acres in the heart of the Coeur d'Alene Mining District. U.S. Silver is focused on expanding the production from existing operations as well as exploring and developing its extensive SilverValley holdings in the Coeur d'Alene Mining District.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain information in this press release may contain forward-looking statements. This information is based on current expectations that are subject to significant risks and uncertainties that are difficult to predict. Actual results might differ materially from results suggested in any forward-looking statements. The Company assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those reflected in the forward looking-statements unless and until required by securities laws applicable to the Company. Additional information identifying risks and uncertainties is contained in filings by the Company with the Canadian securities regulators, which filings are available at www.sedar.com.

CONTACT:
U.S. Silver Corporation
Tom Parker, (208) 752-0400
CEO
or
Chris Hopkins, (416) 907-9539
CFO
or
TMX Equicom
Patrick Piette, (416) 815-0700 x267